Exhibit 99.1

BIT BROTHER LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for shares)

	December 31, 2021	June 30, 2021
	(unaudited)
ASSETS
Cash	$22,404,562	$21,158,368
Short-term investments	771,034	2,526,328
Trade receivables	345,699	407,523
Inventories	941,779	1,466,996
Loans due from third parties	28,014,027	17,294,698
Due from a related party	2,187	-
Digital assets	1,300,000	-
Other current assets	854,539	278,432
Total current assets	54,633,827	43,132,345

Investment in equity investees	2,624,042	1,557,013
Goodwill	9,573,081	9,573,081
Property and equipment, net	2,321,377	2,002,108
Deposits for plant, property and equipment	69,853,589	9,635,239
Intangible assets	95,656	68,655
Right of use assets	624,959	1,165,172
Other noncurrent assets	-	20,827

Total Assets	$139,726,531	$67,154,440

LIABILITIES AND EQUITY
Trade payable	$311,176	$119,071
Unearned income	46,982	228,863
Other current liabilities	49,648	28,947
Income tax payable	150,165	147,759
Lease liabilities, current	204,244	263,023
Warrants liabilities	-	65,581
Total current liabilities	762,215	853,244

Lease liabilities, noncurrent	264,540	827,086
Total Liabilities	1,026,755	1,680,330

Shareholders’ Equity
Ordinary shares, $0.0001 par value share, unlimited shares authorized, 101,866,794 and 20,384,630 shares issued and outstanding at December 31, 2021 and June 30, 2021, respectively	10,187	2,039
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	156,283,548	80,917,821
Accumulated deficit	(21,831,006)	(18,413,627)
Accumulated other comprehensive income (loss)	(226,884)	(2,781,485)
Total Bit Brother Ltd. Shareholders’ Equity	134,235,845	59,724,748

Non-controlling interests	4,463,931	5,749,362
Total Liabilities and Equity	$139,726,531	$67,154,440

See notes to the unaudited condensed consolidated financial statements

BIT BROTHER LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollars, except share and per share data)

	For the Six Months Ended December 31,
	2021	2020

Revenue	$1,304,789	$3,874,080
Cost of revenues	(1,008,334)	(2,328,001)
Gross profit	296,455	1,546,079

Operating expenses
General and administrative expenses	(4,809,370)	(2,205,377)
Total operating expenses	(4,809,370)	(2,205,377)

Other income (expenses), net
Interest income	436,330	138,306
Change in fair value of warrants	65,576	845,683
Share of equity investees	(195,454)	(201,815)
Other loss	(496,160)	(167,046)
Total other (expenses) income, net	(189,708)	615,128

Net loss before income taxes	(4,702,623)	(44,170)

Income tax expenses	(187)	(259,031)
Net loss	(4,702,810)	(303,201)

Less: Net loss (income) attributable to non-controlling interests	1,285,431	(377,840)

Net loss attributable to BIT BROTHER LTD’s Shareholders	(3,417,379)	(681,041)

Other comprehensive income
Foreign currency translation adjustment	2,554,601	1,351,562

Comprehensive income	(862,778)	670,521
Less: Comprehensive loss attributable to non-controlling interests	1,285,431	(377,840)
Comprehensive income attributable to BIT BROTHER LTD’s Shareholders	$422,653	$292,681

Loss per share- basic and diluted	$(0.06)	$(0.09)

Weighted Average Shares Outstanding-Basic and Diluted	55,507,725	7,237,052

See notes to the unaudited condensed consolidated financial statements

URBAN TEA, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(Expressed in U.S. dollars, except share data)

	Attributable to Urban Tea, Inc.’s Shareholders’ Equity
	Share capital					Accumulated other
	Ordinary share*	Amount	Additional paid-in capital	Statutory reserve	Accumulated deficit	comprehensive (loss) income	Non-controlling Interest	Total

Balance as of July 1, 2020	4,518,864	$452	$25,572,545	$-	$(10,280,741)	$(352,649)	$5,659,589	$20,599,196
Issuances of ordinary shares in connection with private placements	3,375,000	338	11,049,662	-	-	-	-	11,050,000
Issuances of ordinary shares for professional services	55,335	5	222,500	-	-	-	-	222,505
Net (loss) income for the period	-	-	-	-	(681,041)	-	377,840	(303,201)
Appropriation of net income	-	-	-	5,848	(5,848)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	1,351,562	-	1,351,562

Balance as of December 31, 2020	7,949,199	$795	$36,844,707	$5,848	$(10,967,630)	$998,913	$6,037,429	$32,920,062

Balance as of July 1, 2021	20,384,630	$2,039	$80,917,821	$-	$(18,413,627)	$(2,781,485)	$5,749,362	$65,474,110
Issuances of ordinary shares in connection with registered direct offering	15,000,000	1,500	20,808,500	-	-	-	-	20,810,000
Issuances of ordinary shares in connection with private placements	61,707,164	6,170	47,664,954	-	-	-	-	47,671,124
Issuances of ordinary shares for exercise of warrants	4,450,000	445	6,674,555	-	-	-	-	6,675,000
Issuances of ordinary shares for professional services	325,000	33	217,718	-	-	-	-	217,751
Net (loss) income for the period	-	-	-	-	(3,417,379)	-	(1,285,431)	(4,702,810)
Foreign currency translation adjustment	-	-	-	-	-	2,554,601	-	2,554,601

Balance as of December 31, 2021	101,866,794	$10,187	$156,283,548	$-	$(21,831,006)	$(226,884)	$4,463,931	$138,699,776

See notes to the unaudited condensed consolidated financial statements

BIT BROTHER LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except share data)

	For the Six Months Ended December 31,
	2021	2020
Cash Flows from Operating Activities:
Net cash used in operating activities	(3,819,786)	(510,405)

Cash Flows from Investing Activities:
Purchases of property and equipment	(390,297)	(1,620)
Payment of deposits in property and equipment	(59,917,356)	(91,364)
Purchases of intangible assets	-	(4,751)
Purchases of digital assets	(1,300,000)	-
Investment in short-term investments	-	(9,393,389)
Collection of short-term investments	1,774,684	8,541,987
Collection of loans from a third party	12,630,735	-
Payment of loans to third parties	(23,300,000)	(367,057)
Investment in equity investees	(1,431,152)	(1,257,714)
Net cash used in investing activities	(71,933,386)	(2,573,908)

Cash Flows from Financing Activities:
Cash raised in private placement of ordinary shares	47,671,124	11,050,000
Cash raised in registered direct offering of ordinary shares	20,810,000	-
Cash raised in exercise of warrants	6,675,000	-
Net cash provided by financing activities	75,156,124	11,050,000

Effect of exchange rate changes on cash and cash equivalents	1,843,242	55,654

Increase in cash and cash equivalents	1,246,194	8,021,341

Cash and cash equivalents at beginning of period	21,158,368	5,311,693
Cash and cash equivalents at end of period	$22,404,562	$13,333,034

Major non-cash transactions:
Issuance of ordinary shares for professional services	$-	$222,505
Right-of-use assets obtained in exchange for operating lease obligations	$121,456	$-

See notes to the unaudited condensed consolidated financial statements

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Brother Ltd. (“BTB” or the “the Company”) is a holding company that was incorporated on November 28, 2011, under the laws of the British Virgin Islands. The accompanying condensed consolidated financial statements include the financial statements of BTB, its subsidiaries and variable interest entity (“VIE”) and VIE’s subsidiaries for which the Company or its subsidiaries are the primary beneficiaries. The Company has three operating business lines, including retail business by provision of high-quality tea beverages in its tea shop chain business, dark tea distribution business and planned blockchain business to be conducted.

On May 20, 2021, the Company received the stamped Certificate of Change of Name from the British Virgin Islands Registrar of Corporate Affairs dated May 20, 2021 pursuant to which the Company’s name has been changed from “Urban Tea, Inc.” to “Bit Brother Limited.” (the “second Name Change”). In addition to the second Name Change, the Company effectuated a change of its ticker symbol from “MYT” to “BTB,” (the “Symbol Change”) on June 16, 2021. As a result of the second Name Change and the Symbol Change, the Company’s CUSIP number changed to G1144D109.

On March 22, 2021, the Company, through Tea Language Group Limited (“NTH HK”), an indirect wholly owned subsidiary, established Qingdao Ethermainland Digital Technology Co., Ltd. (“BTB Qingdao”).

On April 21, 2021, Bit Brother New York Inc (“BTB NY”, formerly known as Delta Technology Holdings USA Inc) acquired a wholly owned subsidiary, Futureway International Management Limited (“BTB HK”) in Hong Kong. On May 25, 2021, Bit Brother HK formed Hunan Futureway Investment Limitded (“BTB WFOE”), a wholly owned subsidiary in China.

On May 13, 2021, BTB Qingdao entered into a series of variable interest entity agreements (“BTB VIE Agreements”) with Hunan Bit Brother Holding Limited (“BTB Hunan”) and all of their shareholders. The BTB VIE Agreements are designed to provide BTB Qingdao with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of both BTB Hunan, including absolute control rights and the rights to the management, operations, assets, property and revenue of BTB Hunan. The purpose is solely to give BTB Qingdao the exclusive control over BTB Hunan’s management and operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principle of consolidation

The unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The unaudited interim financial information as of December 31, 2021 and for the six months ended December 31, 2021 and 2020 have been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended June 30, 2021, which was filed with the SEC on October 15, 2021.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present a fair statement of the Company’s unaudited financial position as of December 31, 2021, its unaudited results of operations for the six months ended December 31, 2021 and 2020, and its unaudited cash flows for the six months ended December 31, 2021 and 2020, as applicable, have been made. The unaudited interim results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation of Variable Interest Entity

Material terms of the Hunan MYT VIE Agreements and 39Pu VIE Agreements are described below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreements, Shanghai MYT and 39Pu each provides Hunan MYT with technical support, consulting services and management services on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Hunan MYT and 39Pu each granted an irrevocable and exclusive option to Shanghai MYT to purchase from each of Hunan MYT and 39Pu, any or all of Hunan MYT’s and 39Pu assets at the lowest purchase price permitted under the PRC laws. Should Shanghai MYT exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Hunan MYT and 39Pu by Shanghai MYT under the agreement, Shanghai MYT is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, plus amount of the services fees or ratio decided by the board of directors of Shanghai MYT based on the value of services rendered by Shanghai MYT and the actual income of Hunan MYT and 39Pu from time to time, which is substantially equal to all of the net income of Hunan MYT and 51% of net income of 39Pu, respectively.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by Shanghai MYT with 30-day prior written notice. Hunan MYT or 39Pu does not have the right to terminate the agreement unilaterally. Shanghai MYT may unilaterally extend the term of this agreement with prior written notice.

Exclusive Option Agreement

Under the Exclusive Option Agreement between Peng Fang and Shanghai MYT, irrevocably granted Shanghai MYT (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Hunan MYT. The option price is equal to the capital paid in by Peng Fang subject to any appraisal or restrictions required by applicable PRC laws and regulations.

Under the Exclusive Option Agreement between three shareholders of 39Pu and Shanghai MYT, the three shareholders irrevocably granted Shanghai MYT (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in 39Pu. The option price is equal to the capital paid in by the three shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations.

The agreement remains effective for a term of ten years and may be renewed at Shanghai MYT’s election.

Share Pledge Agreement

Under the Share Pledge Agreement, Peng Fang and the three shareholders of 39Pu each pledged all of their equity interests in Hunan MYT and 39Pu to Shanghai MYT to guarantee the performance of Hunan MYT’s and 39Pu’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the agreement, in any event of default, as set forth in the Share Pledge Agreement, including that Hunan MYT or Peng Fang, 39Pu or the three shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, Shanghai MYT, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of the pledged equity interest in accordance with applicable PRC laws. Shanghai MYT shall have the right to collect any and all dividends declared or generated in connection with the equity interest during the term of pledge.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Hunan MYT and 39Pu, respectively. Shanghai MYT shall cancel or terminate the Share Pledge Agreement upon Hunan MYT’s and 39Pu’s full payment of fees payable under the Exclusive Business Cooperation Agreement.

Timely Reporting Agreement

To ensure Hunan MYT and 39Pu promptly provide all of the information that Shanghai MYT and the Company need to file various reports with the SEC, a Timely Reporting Agreement was entered between Shanghai MYT, and Hunan MYT and 39Pu, respectively. Under the Timely Reporting Agreement, Hunan MYT and 39Pu each agreed that it is obligated to make its officers and directors available to the Company and promptly provide all information required by the Company so that the Company can file all necessary SEC and other regulatory reports as required.

Although it is not explicitly stipulated in the Timely Reporting Agreement, the parties agreed its term shall be the same as that of the Exclusive Business Cooperation Agreement.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation of Variable Interest Entity (continued)

Power of Attorney

Under the Power of Attorney, Peng Fang and the three shareholders of 39Pu each authorized Shanghai MYT to act on her behalf as her exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of Hunan MYT and 39Pu, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Hunan MYT and 39Pu.

Although it is not explicitly stipulated in the Power of Attorney, the term of the Power of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of this Power of Attorney, so long as Peng Fang is a shareholder of Company.

The VIE Agreements became effective immediately upon their execution.

Material terms of the BTB VIE Agreements among BTB Qingdao, BTB Hunan, BTB Hunan Digital and their shareholders are identical to those of Hunan MYT VIE Agreements.

VIE is an entity that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Shanghai MYT is deemed to have a controlling financial interest and be the primary beneficiary of Hunan MYT and 39Pu, because it has both of the following characteristics:

1.	power to direct activities of a VIE that most significantly impact the entity’s economic performance, and

2.	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

Pursuant to the VIE Agreements, Hunan MYT and 39Pu pay service fees equal to 100% and 51% of its net income to Shanghai MYT, respectively. At the same time, Shanghai MYT is entitled to receive 100% and 51% of expected residual returns from Hunan MYT and 39Pu, respectively. The VIE Agreements are designed so that Hunan MYT and 39Pu operate for the benefit of the Company. Accordingly, the accounts of Hunan MYT are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s consolidated financial statements.

In addition, as all of these VIE agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these VIE agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these VIE agreements, it may not be able to exert effective control over Hunan MYT or 39Pu and its ability to conduct its business may be materially and adversely affected.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation of Variable Interest Entity (continued)

As of December 31, 2021, the Company had three VIEs. All of the Company’s main current operations are conducted through the Company’s VIEs and their subsidiaries. Current regulations in China permit VIEs and their subsidiaries to pay dividends to the Company only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of VIEs and their subsidiaries to make dividends and other payments to the Company may be restricted by factors including changes in applicable foreign exchange and other laws and regulations.

The following financial statement balances and amounts only reflect the financial position and financial performances of the Company’s VIEs and their subsidiaries, which were included in the consolidated financial statements as of December 31 and June 30, 2021:

	December 31, 2021	June 30, 2021
	(unaudited)
Cash	$1,347,708	$1,781,565
Short-term investments	771,034	2,526,328
Accounts receivable	345,699	-
Inventories	941,779	1,466,996
Loans due from a third party	-	12,580,671
Other current assets	846,050	685,955
Investments in equity investees	2,211,335	-
Property and equipment, net	2,321,377	2,002,108
Deposits for plant, property and equipment	48,684,354	1,006,234
Right of use assets	624,959	1,165,172
Other noncurrent assets	95,656	89,482
Total Assets	$58,189,951	$23,304,511

Due to BTB*	$10,427,766	$20,593,791
Other current liabilities	978,010	1,614,750
Total Liabilities	$11,405,776	$22,208,541

*	Payable due to BTB is eliminated upon consolidation.

	For the Six Months Ended December 31,
	2021	2020
	(unaudited)	(unaudited)
Revenue	$1,304,789	$3,874,080
Net income (loss)	$(3,786,006)	$377,453

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services.

For the six months ended December 31, 2021, the Company has three operating business lines, including retail business by provision of high-quality tea beverages in its tea shop chain business conducted by Hunan MYT, dark tea distribution business by 39Pu and planned blockchain business to be conducted by Hunan BTB. Based on management’s assessment, the Company has determined that the three operating business lines are three operating segments as defined by ASC 280.

For the six months ended December 31, 2020, the Company has two operating business lines, including retail business by provision of high-quality tea beverages in its tea shop chain business conducted by Hunan MYT, dark tea distribution business by 39Pu. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280.

(d)	Trade receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company considered the amounts of receivables in dispute and believes an allowance for these receivables were not necessary as at December 31, 2021 and June 30, 2021.

(e)	Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost and market. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the consolidated statements of income and comprehensive income.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) beginning on July 1, 2018 using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

During the six months ended December 31, 2021 and 2020, the Company generated revenues primarily from sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT, and from sales of dark team products by 39Pu.

Sales of tea products, beverages and light meals in retail shop chains by Hunan MYT

Customers place order and pay for tea products, beverage drinks and light meals in the Company’s tea shop chains. Revenues are recognized at the point of delivery to customers. Customers that purchase prepaid cards are issued additional points for free at the time of purchase. Cash received from the sales of prepaid vouchers are recognized as unearned income. Consideration collected for prepaid cards is equally allocated to each point as an element, including the points issued for free, to determine the transaction price for each point. The allocated transaction price are recognized as revenues upon the redemption of the points for purchases.

Sales of dark tea products by 39Pu - The Company identifies a single performance obligation from contracts. The Company recognizes revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. The transaction fees are fixed. Payments received in advance from customers are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the courses to its customers. Such advance payment received are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of products to the Company.

Disaggregation of revenue - The Company disaggregates its revenue from contracts by segments, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended December 31, 2021 and 2020 is as follows:

	For the Six Months Ended December 31,
	2021	2020
	(unaudited)	(unaudited)
Sales by Hunan MYT	$103,395	$169,656
Sales by 39Pu	1,201,394	3,704,424
	$1,304,789	$3,874,080

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Investments in equity securities

The investments for which the Company has the ability to exercise significant influence are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities, the amortization of intangible assets recognized upon purchase price allocation and dividend distributions or subsequent investments. All unrecognized inter-company profits and losses have been eliminated under the equity method. When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.

The Company elected to record a majority of equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic.

(h)	Recently announced accounting standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. Its mandatory effective dates are as follows: 1. Public business entities that meet the definition of an SEC filer for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; 2. All other public business entities for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years; and 3. All other entities (private companies, not-for-profit organizations, and employee benefit plans) for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. On November 15, 2019, FASB issued ASU 2019-10 which provides a framework to stagger effective dates for future major accounting standards (including ASC 326 Financial instrument-credit losses) and amends the effective dates to give implementation relief to certain type of entities: 1. Public business entities that meet the definition of an SEC filer, excluding entities eligible to be Smaller Reporting Companies, or SRC, as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; and 2. All other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company will adopt ASU 2016-13 and its related amendments effective January 1, 2023, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	RISKS

(a)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2021, approximately $20.3 million was deposited with a bank in the United States which was insured by the government up to $250,000. As of December 31, 2021, approximately $0.7 million was primarily deposited in financial institutions located in Mainland China, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $78,700). To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation, and the extraction of mining resources, among other factors.

(b)	Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

(c)	Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s major assets and liabilities are denominated in RMB, except for the cash deposit of approximately $20.3 million which was in U.S. dollars as of December 31, 2021, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Where there is a significant change in value of RMB, the gains and losses resulting from translation of financial statements of a foreign subsidiary will be significant affected.

(c)	VIE risk

It is possible that the Hunan MYT VIE Agreements, 39Pu VIE Agreements and BTB VIE Agreements would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company were unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIE. Consequently, the VIE’s results of operations, assets and liabilities would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements among Shanghai MYT, Hunan MYT and the Hunan MYT Shareholders, among Shanghai MYT, 39Pu and the three shareholders of 39Pu, and among BTB Qingdao, BTB Hunan and all of the shareholders of BTB Hunan are approved and in place. Management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

The Company’s operations and businesses rely on the operations and businesses of Hunan MYT, 39Pu and BTB Hunan, the VIEs of the Company, each of which holds certain recognized revenue-producing assets including tea beverage related raw materials, lease arrangements, and dark tea products. The VIEs also have an assembled workforce, focused primarily on promotion and marketing, whose costs are expensed as incurred. The Company’s operations and businesses may be adversely impacted if the Company loses the ability to use and enjoy assets held by its VIEs.

(e)	Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	SHORT-TERM INVESTMENTS

As of December 31, 2021 and June 30, 2021, the balance of short-term investments was comprised of investments of various financial products from Chinese banks and financial institutions, with variable return rate and with maturities between three months and one year. The Company classified these financial assets as held-to-maturity financial assets and recorded the assets at amortized cost, which approximates fair value. As of December 31, 2021 and June 30, 2021, the Company did not provide OTTI on short-term investments.

4.	INVENTORIES

Inventories consisted of the following:

	December 31, 2021	June 30, 2021
	(unaudited)
Merchant products	$770,468	$1,045,478
Raw materials	2,073	10,136
Packaging and other supplies	155,447	367,622
Other products	13,791	43,760
	941,779	1,466,996
Less: inventory write-down	-	-
Total inventories	$941,779	$1,466,996

5.	LOANS DUE FROM THIRD PARTIES

Loans due from third parties consisted of the following:

	December 31, 2021	June 30, 2021
	(unaudited)
Sichuan Senmiao Ronglian Technology Co, Ltd. (“Senmiao Ronglian”) (a)	$-	$278,740
Qingdao Gangganghao Technology Co., Ltd. (b)	-	3,623,076
Qingdao Honghuanglv Media Co., Ltd. (b)	-	619,329
Qingdao Xiaohuangbei Technology Co., Ltd. (b)	-	4,722,386
Qingdao Dabutong Network Technology Co., Ltd. (b)	-	3,337,140
Golden Mountain Solution Inc (c)	18,600,000	-
Hunan Peiyuan Media Co., Ltd.	3,000,000	3,000,000
Golden Bridge Solution Inc. (c)	2,950,000	-
Golden Rain Tree Inc. (c)	100,000	-
Li Xian	1,000,000	1,000,000
Lu Hongwen	714,027	714,027
Xie Juan(c)	500,000	-
Liao Congying(c)	650,000	-
Wei Yuzhong(c)	500,000	-
Total	$28,014,027	$17,294,698

(a)	The Company purchased short-term investments of $1,148,930 in April 2019, and acquired short-term investments of $1,177,653 from the acquisition of 39Pu, both of which were investments in Senmiao Ronglian, which was a variable interest entity of Senmiao Technology Ltd, a US listed company, and operated peer-to-peer marketplace. In October 2019, Senmiao Ronglian disposed of the peer-to-peer marketplace, and the Company’s short-term investments became a loan due from Sichuan Ronglian as of June 30, 2021. As of December 31, 2021, Senmiao Ronglian paid off the outstanding balance to the Company.
(b)	During March 31, 2021 through June 15, 2021, the Company entered into certain loan agreements of approximately $12.3 million with four vendors for which the Company planned to provide blockchain business. The loans bear fixed interest rates were 6.7% per annum, and all matured on December 30, 2021. Upon the maturity of these loans on December 31, 2021, the Company further entered into asset purchase agreements with the four vendors, pursuant to which the Company would purchase modular data centers from these vendors and these loans were classified as prepayments to these vendors. As of December 31, 2021, the Company recorded these balance in the accounts of deposits for property and equipment.
(c)	For the six months ended December 31, 2021, the Company entered into certain one-year loan agreements with approximately $23.3 million with six third parties. The loans bear fixed interest rates ranging between 2.2% and 2.6% per annum, and matured in November 2022 through December 2022.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	DIGITAL ASSETS

As of December 31, 2021, the Company had digital assets of $1,300,000, representing USDC of $1,300,000 purchased from the cryptocurrency market.

7.	INVESTMENT IN EQUITY INVESTEES

As of December 31, 2021 and June 30, 2021, the Company’s investment in equity investees were as following:

	December 31, 2021	June 30, 2021
	(unaudited)
Equity method:
Urban Tea Management Inc. (“Meno”)	$310,000	$310,000
Guokui Management Inc. (“Guokui”)	320,000	320,000
Chuangyeying Brand Management Co., Ltd. (“CYY”)	401,253	394,822
Store Master Food Trading Co., Ltd. (“Store Master”)	726,114	714,478
Less: Share of results of equity investees	(379,568)	(182,287)
	$1,377,799	$1,557,013

Cost method investment	1,246,243	-
	$2,624,042	$1,557,013

Equity method investees

As of December 31, 2021, the Company had investments aggregating $310,000 in Meno, in which the Company and an unrelated third party invested capital of 70% and 30%, respectively, and was entitled to 51% and 49% profit earned from Meno, respectively.

As of December 31, 2021, the Company made investments aggregating $320,000 in Guokui, in which the Company and an unrelated third party invested capital of 80% and 20%, respectively, and was entitled to 51% and 49% profit earned from Meno, respectively.

In October 2020, the Company, through its WFOE, acquired 51% equity interest in each of CYY and Store Master in cash consideration of $376,462 and $681,252, respectively. In addition, the existing shareholders of CYY and Store Master will be rewarded additional incentives if certain performance targets were met. The Company did not accrue contingent consideration for the acquisition as the Company did not expect such perform targets would be met.

Pursuant to the articles of association of these equity investees, the operating and financing activities shall be unanimously approved by the Company and other shareholders, thus the Company does not control the equity investee but exercised significant influence over the equity investee. In accordance with ASC 323 “Investments — Equity Method and Joint Ventures”, the Company accounted for the investments using equity method.

For the six months ended December 31, 2021 and 2020, the equity investees incurred net loss aggregating $195,454 and $160,911, respectively.

Cost method investees

During the six months ended December 31, 2021, the Company made investment of $1,246,243 in one privately held company, accounting for 10% of equity interest in the investee.

The Company elected to record a majority of equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As of December 31, 2021, the Company did not provide impairment against the investee.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	PROPERTY AND EQUIPMENT, NET

The property and equipment consisted of the following:

	December 31, 2021	June 30, 2021
	(unaudited)
Building	$878,928	$864,843
Office equipment	1,032,079	944,040
Electronic equipment	14,510	26,637
Vehicles	193,810	190,704
Leasehold improvements	1,435,793	944,100
Less: accumulated depreciation	(1,233,743)	(968,216)
Total	$2,321,377	$2,002,108

For the six months ended December 31, 2021 ad 2020, the depreciation expenses were $439,762 and $78,671, respectively.

For the six months ended December 31, 2020, the Company disposed of office equipment with original cost of $18,644 and accumulated depreciation of $2,830. The Company incurred a net loss of $15,242 from the disposal of office equipment.

9.	DEPOSITS FOR PLANT, PROPERTY AND EQUIPMENT

	December 31, 2021	June 30, 2021
	(unaudited)
Deposits for plant	$572,768	$1,006,234
Deposits for modular data centers (a)	69,280,821	8,629,005
Total	$69,853,589	$9,635,239

(a)	As of December 31, 2021 and June 30, 2021, the Company had deposits for modular data centers of $69,280,821 and $8,629,005, respectively. These modular data centers will be used for the Company’s blockchain business. The Company expect to receive these equipment once its plant completed construction.

10.	OPEARTING LEASE

As of December 31, 2021, the Company leases offices space under certain non-cancelable operating leases, with terms ranging between one and ten years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	December 31, 2021	June 30, 2021
	(unaudited)
Rights of use lease assets	$624,959	$1,165,172

Operating lease liabilities, current	204,244	263,023
Operating lease liabilities, noncurrent	264,540	827,086
Total operating lease liabilities	$468,784	$1,090,109

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	OPEARTING LEASE (CONTINUED)

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2021 and June 30, 2021:

	December 31, 2021	June 30, 2021
	(unaudited)
Remaining lease term and discount rate
Weighted average remaining lease term (years)	2.7	6.4
Weighted average discount rate	4.75%	4.75%

During the six months ended December 31, 2021 and 2020, the Company incurred total operating lease expenses of $121,185 and $100,892, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2021:

For the six months ended June 30, 2022	$170,473
For the twelve months ended June 30, 2023	136,929
For the twelve months ended June 30, 2024	82,103
For the twelve months ended June 30, 2025	66,089
For the twelve months ended June 30, 2026 and thereafter	66,089
Total lease payments	521,683
Less: imputed interest	(52,899)
Present value of lease liabilities	$468,784

11.	EQUITY

Ordinary Shares

The Company is authorized to issue up to an unlimited number of Ordinary Shares.

As of June 30, 2021, the Company had 20,384,630 shares issued and outstanding.

On July 16, 2021, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Company sold 15,000,000 of its ordinary shares and warrants to purchase 15,000,000 Ordinary Shares in a registered direct offering (“July Registered Direct Offering”), for gross proceeds of approximately $22.5 million and net proceeds of approximately $20.8 million. The warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.50.

On September 16, 2021, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 14,152,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, no par value and three warrants to purchase one share each with an initial exercise price of $0.8875 per Share, at a price of $0.71 per Unit, for an aggregate purchase price of approximately $10.05 million (“September Private Placement”). The transaction was closed on October 7, 2021.

On October 14, 2021, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 15,814,652 units (the “Units”), each Unit consisting of one ordinary share of the Company, no par value and three warrants to purchase one share each with an initial exercise price of $0.875 per Share, at a price of $0.71 per Unit, for an aggregate purchase price of approximately $11.07 million (“October Private Placement”). The transaction was closed on November 5, 2021.

On October 14, 2021, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 4,000,000 ordinary shares of the Company, no par value, at a price of $0.57 per share, for an aggregate purchase price of approximately $2.28 million. The transaction was closed on November 5, 2021.

On November 5, 2021, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 27,740,512 units (the “Units”), each Unit consisting of one ordinary share of the Company, no par value and three warrants to purchase one share each with an initial exercise price of $1.05 per Share, at a price of $0.875 per Unit, for an aggregate purchase price of approximately $24.27 million (“November Private Placement”). The transaction was closed on November 10, 2021.

In November 2021, certain institutional investors of July Registered Direct Offering exercised warrants to purchase 4,450,000 ordinary shares of the Company, no par value, for an aggregate purchase price of approximately $6.68 million.

On December 9, 2021, the Company issued 325,000 ordinary shares to the Company’s chief executive officer as a part of the compensation expenses. The share price was $0.67 per share on issuance date. The Company recorded share-based compensation expenses of $217,751.

As of December 31, 2021, the Company had 101,866,794 shares issued and outstanding.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	EQUITY (CONTINUED)

Warrants

A summary of warrants activity for the six months ended December 31, 2021 and 2020 was as follows:

	Number of shares	Weighted average life	Expiration dates

Balance of warrants outstanding as of July 1, 2020	2,396,747	3.67 years	*
Decrease for reverse stock split	(2,157,072)
Balance of warrants outstanding as of December 31, 2020	239,675	3.17 years	*

Balance of warrants outstanding as of July 1, 2021	18,402,197
Granted in July Registered Direct Offering	15,000,000	5 years	July 15, 2026
Granted in September Private Placement	4,717,333	5.5 years	March 15, 2027
Granted in October Private Placement	5,271,551	5.5 years	April 13, 2027
Granted in November Private Placement	9,246,837	5.5 years	May 4, 2027
Exercise of July Registration Direct Offering	(4,450,000)		*
Balance of warrants outstanding as of December 31, 2021	48,187,918	5.21 years	*

Private placement warrants

In connection with the September Private Placement, October Private Placement and November Private Placement, the Company issued warrants to purchase 4,717,333 ordinary shares, 5,271,551 ordinary shares and 9,246,837 ordinary shares, respectively. These warrants are exercisable six (6) months from the date of issuance at an initial exercise price of $0.8875 per share, $0.875 per share, and $1.05 per share, respectively, for cash. The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the warrant Shares. The warrants shall expire five and a half (5.5) years from its date of issuance. The warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The warrants were classified as equity as they were indexed to the Company’s own stocks and classified as the Company’s equity.

Registered direct offering warrants and placement agent warrants

In connection with the July Registered Direct Offering, the Company also issued warrants to purchase 15,000,000 Ordinary Shares. The warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.50. The purchase price for each Ordinary Share and the corresponding Warrant is $1.50. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed.

The warrants were classified as equity as they were indexed to the Company’s own stocks and classified as the Company’s equity.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the six months ended December 31, 2021 and 2020, respectively:

	For the Six Months Ended December 31,
	2021	2020

Net loss attributable to BIT BROTHER LTD’s Shareholders	$(3,417,379)	$(681,041)

Loss per share- basic and diluted	$(0.06)	$(0.09)

Weighted Average Shares Outstanding-Basic and Diluted	55,507,725	7,237,052

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share due to the lack of dilutive items in the Company for the six months ended December 31, 2021 and 2020. The number of warrants is excluded from the computation as the anti-dilutive effect.

13.	INCOME TAXES

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

The United States of America

Delta Technology Holdings USA Inc is incorporated in the State of Delaware in the U.S., and is subject to U.S. federal corporate income taxes.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law, which has made significant changes to the Internal Revenue Code. Those changes include, but are not limited to, a U.S. corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the deemed repatriation of cumulative foreign earnings as of December 31, 2017. Accordingly, the Company reevaluated its deferred tax assets on net operating loss carryforward in the U.S and concluded there was no effect on the Company’s income tax expenses as the Company has no deferred tax assets generated since inception.

As of June 30, 2021 and 2020, the Company’s federal net operating loss carryforward for U.S. income taxes was $9,376,437 and $9,216,271, respectively. The federal net operating loss carryforward is available to reduce future years’ taxable income through year 2037 and net operating losses generated before 2018 will not expire. Management believes that the realization of the benefit from this loss appears uncertain due to the Company’s operating history.

Utilization of the Company’s U.S. net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations set forth in Internal Revenue Code Section 382 and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.	INCOME TAXES (CONTINUED)

Hong Kong

NTH HK and BTB HK are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, NTH HK and BTB HK are exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

PRC

Effective January 1, 2008, the New Taxation Law of PRC stipulates that domestic enterprises and foreign invested enterprises (the “FIEs”) are subject to a uniform tax rate of 25%. Under the PRC tax law, companies are required to make quarterly estimate payments based on 25% tax rate; companies that received preferential tax rates are also required to use a 25% tax rate for their installment tax payments. The overpayment, however, will not be refunded and can only be used to offset future tax liabilities.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended December 31, 2021 and 2020, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets. As of December 31, 2021 and June 30, 2021, the Company had net operating loss carryforwards of $20,219,611 and $19,273,124, respectively, and maintains a full valuation allowance on its net deferred tax assets.

For the six months ended December 31, 2021 and 2020, the Company incurred current income tax expenses of $187 and $259,031 arising from taxable profit generated by 39Pu. The Company did not have any deferred tax expenses for the six months ended December 31, 2021 and 2020.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of December 31, 2021 and June 30, 2021, and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

BIT BROTHER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY TRANSACTIONS AND BALANCES

As of December 31, 2021 and June 30, 2021, the Company had a balance of $2,187 and $nil due from a related party which was indirectly controlled Mr. Guo’an Hu, one of the shareholders of 39Pu, generated from sales of dark tea products prior to acquisition of 39Pu by the Company.

During the six months ended December 31, 2021 and 2020, the Company sold dark tea products of $15,145 and $25,932 to one related party.

15.	SEGMENT REPORTING

The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

As of December 31, 2021, the Company had three segments, which is retail business by provision of high-quality tea beverages in its tea shop chain (“tea shop chain”) conducted by Hunan MYT, distribution of dark tea products conducted by 39Pu and to-be launched blockchain business conducted by Hunan BTB.

As of December 31, 2020, the Company had two segments, which is retail business by provision of high-quality tea beverages in its tea shop chain (“tea shop chain”) conducted by Hunan MYT and distribution of dark tea products conducted by 39Pu.

The following tables present the summary of each segment’s revenue, loss from operations, loss before income taxes and net loss which is considered as a segment operating performance measure, for the six months ended December 31, 2021 and 2020:

	For the Six Months Ended December 31, 2021
	Tea shop chains	Distribution of dark tea products	Blockchain business	Unallocated	Total
Revenues	$103,395	$1,201,394	$-	$-	$1,304,789
Operating expenses	$769,153	$2,421,046	$636,927	$982,244	$4,809,370
Net income (loss) from continuing operations before income taxes	$(944,106)	$(2,623,139)	$(218,700)	$(916,678)	$(4,702,623)
Net income (loss)	$(944,106)	$(2,623,326)	$(218,700)	$(916,678)	$(4,702,810)

	For the Six Months Ended December 31, 2020
	Tea shop	Distribution of Dark tea
	chains	products	Unallocated	Total

Revenues	$169,656	$3,704,424	$-	$3,874,080
Income (Loss) from operations	$(460,535)	$910,067	$(1,108,830)	$(659,298)
Net income (loss)	$(393,649)	$771,102	$(680,653)	$(303,201)

16.	SUBSEQUENT EVENT

On January 25, 2022, the Company entered into certain Warrant Purchase Agreement (the “Agreement”) with certain accredited investors (the “Sellers”) pursuant to which the Company agreed to buy back warrants held by the Sellers with the right to purchase an aggregate of 10,549,000 ordinary shares (“Ordinary Shares”), no par value, of the Company, with an exercise price of $1.50 per Ordinary Share and an expiration date of July 20, 2026 (the “July Warrants”), and warrants with the right to purchase an aggregate of 5,549,000 Ordinary Shares, with an exercise price of $3.60 per Ordinary Share and an expiration date of October 30, 2026 (the “April Warrants” and collectively with the July Warrants, the “Warrants”). The Warrants were sold to these Sellers in previous transactions that closed on July 20, 2021 and April 30, 2021. The purchase price for each Warrant is $0.40.